SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXV Fixed Rate Notes in a principal amount of USD 41,853,821 due 2024.

The Company informs that on September 13, 2024, will start the payment of the sixth installment of interests and third capital payment related to the Series XXXV Notes issued on September 13, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	September 13, 2024
Number of service to be paid:	Sixth installment of interests and third installment of capital
Period comprised by the payment:	March 13, 2024 / September 13, 2024
Concept of payment:	Interest (100%) and Capital (50%)
Payment Currency:	ARS (Argentine Pesos) at applicable exchange rate
Outstanding Capital:	USD 20,926,910.50
Annual Nominal Interest Rate:	3.50%
Amount of interest being paid:	USD 369,230.97
Amount of capital being paid:	USD 20,926,910.50

Interests will be paid to the noteholders at whose name the Notes were registered as of September 12, 2024 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 6, 2024